EXHIBIT (a)(1)(iii)

December 17, 2004

Dear Shareholder:

This morning, AmerInst Insurance Group, Ltd. announced a tender offer to provide shareholders with the opportunity to sell shares back to us. The tender offer is part of our plan to return cash to shareholders.

We invite our shareholders to tender their shares to us through a procedure commonly referred to as a modified “Dutch Auction” tender offer. This procedure allows you to select the price within the range of $60.00 and $75.00 per share at which you are prepared to sell your shares to us.

Based on the number of shares and the prices specified by tendering shareholders, we will select the lowest purchase price that will allow us to purchase 60,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at prices within the range of the maximum and minimum. We will pay the same purchase price for all shares acquired in the tender offer. We reserve the right, in our sole discretion, to purchase more than 60,000 shares in the tender offer, subject to applicable law. Shares tendered by you but which we do not purchase will be returned to you at our expense promptly after the expiration of the tender offer.

There is no regular public market for our shares, and transfers are normally subject to significant restrictions. We believe the offer will provide our shareholders who wish to do so with an opportunity to obtain liquidity with respect to their shares.

Any shareholder whose shares are properly tendered directly to USA Risk Group of Vermont, Inc., the Depositary, and purchased in the tender offer will receive the net purchase price in cash, without interest, promptly after the expiration of the offer.

Our Board of Directors, with the assistance of management and outside advisors, considered and approved the tender offer because it concluded that the tender offer is a prudent use of our financial resources and an effective means of providing liquidity to our shareholders. However, neither we nor the Board of Directors or the Depositary are making any recommendation to you as to whether to tender or refrain from tendering shares or as to the purchase price or prices at which you may choose to tender your shares. Our directors and executive officers have informed us that they do not intend to tender shares in the tender offer. You must make your own decision regarding whether to accept this offer and, if so, how many shares to tender and at what price.

The tender offer is explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. This letter is only a summary, and I encourage you to read the enclosed documents carefully before making any decision with respect to the tender offer. The accompanying materials contain detailed instructions on how to tender shares.

The offer will expire at 12:00 Midnight, Eastern time, on Tuesday, January 18, 2005, unless we extend the offer.

If you have any questions regarding the tender offer or requests for assistance in tendering your shares, please contact USA Risk Group of Vermont, Inc., the Depositary for the tender offer, at (800) 422-8141 (toll-free). You may also obtain additional copies of the Offer to Purchase and other tender offer documents from the Depositary at that number.

Very truly yours,

Ronald S. Katch Chairman of the Board